SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Verso Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

92531L207
(CUSIP Number)

SCW Capital Management, LP

3131 Turtle Creek Blvd, Suite 850

Dallas, Texas 75219

(214) 756-6039

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS SCW Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,985,392*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,985,392*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,985,392*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.72%**
14	TYPE OF REPORTING PERSON PN

*Includes (1) 843,843 shares of Class A Common Stock of the Issuer held directly by SCW Capital, LP and (2) 1,141,549 shares of Class A Common Stock of the Issuer held directly by SCW Capital QP, LP. SCW Capital Management, LP is the investment manager to each of SCW Capital, LP and SCW Capital QP, LP.

**This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of December 16, 2019, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 30, 2019.

2

1	NAME OF REPORTING PERSONS SCW Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 843,843
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 843,843
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.43%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of December 16, 2019, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 30, 2019.

3

1	NAME OF REPORTING PERSONS SCW Capital QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,141,549
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,141,549
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,549
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.29%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of December 16, 2019, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 30, 2019.

4

1	NAME OF REPORTING PERSONS Trinity Investment Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,985,392*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,985,392*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,985,392*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.72%**
14	TYPE OF REPORTING PERSON PN

*Includes (1) 843,843 shares of Class A Common Stock of the Issuer held directly by SCW Capital, LP and (2) 1,141,549 shares of Class A Common Stock of the Issuer held directly by SCW Capital QP, LP. Trinity Investment Group, LLC is the general partner of each of SCW Capital, LP and SCW Capital QP, LP.

**This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of December 16, 2019, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 30, 2019.

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1	NAME OF REPORTING PERSONS Robert Cathey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,000*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%**
14	TYPE OF REPORTING PERSON IN

*Includes (1) 2,000 shares of Class A Common Stock of the Issuer held by Robert Cathey individually and (2) 8,000 shares of Class A Common Stock of the Issuer held in the Robert N. Cathey IRA Contributory.

**This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of December 16, 2019, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 30, 2019.

6

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 879,912
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 879,912
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 879,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.54%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of December 16, 2019, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 30, 2019.

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1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 879,912
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 879,912
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 879,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.54%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of December 16, 2019, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 30, 2019.

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1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 879,912
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 879,912
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 879,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.54%*
14	TYPE OF REPORTING PERSON CO

*This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of December 16, 2019, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 30, 2019.

9

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 879,932*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 879,932*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 879,932*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.54%**
14	TYPE OF REPORTING PERSON IN

*Includes (1) 879,912 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P. and (2) 20 shares of Class A Common Stock of the Issuer held in a UTMA account for the benefit of Alfred Hale Hoak of which Mr. J. Hale Hoak serves as custodian.

**This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of December 16, 2019, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 30, 2019.

10

1	NAME OF REPORTING PERSONS James M. Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 979,912*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 979,912*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,912*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.82%**
14	TYPE OF REPORTING PERSON IN

*Includes (1) 879,912 shares of Class A Common Stock of the Issuer held directly by HPE and (2) 100,000 shares of Class A Common Stock of the Issuer held in the James M. Hoak Jr. IRA.

*This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of December 16, 2019, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 30, 2019.

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This Amendment No.2 to the Schedule 13D (“Amendment No.2”) amends and supplements the initial Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on December 10, 2019, as amended by Amendment No. 1 on December 12, 2019 (together with the Second Amendment, the “Schedule 13D” or the “Statement”).

This Amendment No.2 filed by the undersigned and is being filed to make updates and amendments to the Schedule 13D as follows:

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The total amount of funds used for the purchase of Common Stock by SCW Capital was $11,897,185.39 and the total amount of funds used for the purchase of Common Stock by SCW QP was $17,730,655.91. All of the shares of Common Stock beneficially owned by each of SCW Capital and SCW QP were paid for using working capital. SCW Management and Trinity do not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by the SCW Funds. The total amount of funds used for the purchase of Common Stock reported by Robert Cathey was $147,696.95 ($105,092.00 in respect of the 8,000 shares held in the Robert N. Cathey IRA Contributory and $42,604.95 in respect of the 2,000 shares held by Robert Cathey individually).

The total amount of funds used for the purchase of Common Stock by HPE was $15,313,285.47. Hoak Management and Hoak & Co do not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE. Each of James M. Hoak and J. Hale Hoak may also be deemed to beneficially own the Common Stock owned by HPE. The total amount of funds used for the purchase of the remaining Common Stock reported by (i) James Hoak was $1,704,037.30 (all such 100,000 shares held in the James M. Hoak, Jr. IRA) and (ii) J. Hale Hoak was $412.95 (all such 20 shares held in a UTMA account for the benefit of Alfred Hale Hoak (Mr. J. Hale Hoak’s son) of which Mr. J. Hale Hoak serves as custodian).

Item 4.                      Purpose of the Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Though the Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act, the filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with any of the other Reporting Persons.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

12

The Reporting Persons have in the past, and may in the future, engage in discussions with the Issuer’s management, board of directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, board composition and governance of the Issuer. In particular, following the approval at the 2019 Annual Meeting of Stockholders held on January 31, 2020 of the Issuer’s sale of its Androscoggin and Stevens Point mills, the Reporting Persons currently intend to provide input to the Issuer’s management and board of directors regarding the expected return of capital from the asset sale proceeds, including ways to optimize that process.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended by restating Item 5.(c) as follows:

(c)	Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. All such transactions were effected on the open market. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

13

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	February 03, 2020

SCW Capital Management, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey

Name: Robert Cathey

Title: Co-Managing Member

SCW Capital, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey

Name: Robert Cathey

Title: Co-Managing Member

SCW Capital QP, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey

Name: Robert Cathey

Title: Co-Managing Member

Trinity Investment Group, LLC

By:	/s/ Robert Cathey

Name: Robert Cathey

Title: Co-Managing Member

Robert Cathey

By:	/s/ Robert Cathey

Robert Cathey

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Hoak Public Equities, L.P.

By:	Hoak Fund Management, L.P., its general partner

By:	Hoak & Co., its general partner

By:	/s/ J. Hale Hoak

Name: J. Hale Hoak

Title: President

Hoak Fund Management, L.P.

By:	Hoak & Co., its general partner

By:	/s/ J. Hale Hoak

Name: J. Hale Hoak

Title: President

Hoak & Co.

By:

/s/ J. Hale Hoak

Name: J. Hale Hoak

Title: President

James M. Hoak

By:

/s/ J. Hale Hoak

James M. Hoak

J. Hale Hoak

By:	/s/ J. Hale Hoak

J. Hale Hoak

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Schedule A

Transactions – Last 60 days

SCW Capital, LP

Date	Transaction	Shares	Price
12/27/19	Purchase	8,600	$17.5711
1/9/20	Purchase	473	$15.8927
1/10/20	Purchase	7,300	$15.8447
1/13/20	Purchase	1,100	$15.9491
1/15/20	Purchase	502	$16.1
1/22/20	Purchase	6,450	$16.7755
1/23/20	Purchase	6,450	$16.6268
1/23/20	Purchase	6,450	$16.5332
1/24/20	Purchase	1,021	$16.1944
1/28/20	Purchase	2,415	$15.981

SCW Capital QP, LP

Date	Transaction	Shares	Price
12/27/19	Purchase	11,400	$17.5711
1/9/20	Purchase	627	$15.8927
1/22/20	Purchase	8,550	$16.7755
1/23/20	Purchase	8,550	$16.6268
1/23/20	Purchase	8,500	$16.5332
1/24/20	Purchase	1,355	$16.1944
1/28/20	Purchase	3,202	$15.981

Robert Cathey

Date	Transaction	Shares	Price
2/3/20	Purchase	2,500	$16.9000
2/3/20	Purchase	500	$16.8500

Hoak Public Equities, L.P.

Date	Transaction	Shares	Price
1/8/20	Purchase	14,002	$16.2073
1/9/20	Purchase	12,932	$16.0051
1/14/20	Purchase	100	$16.0050
1/17/20	Purchase	6,523	$16.7398
1/21/20	Purchase	75,000	$16.7624
1/22/20	Purchase	35,585	$16.7647
1/23/20	Purchase	3,398	$16.5200
1/24/20	Purchase	66,274	$16.2632
1/30/20	Purchase	5,100	$15.5098

James M. Hoak

Date	Transaction	Shares	Price
1/24/20	Purchase	25,000	$16.2500

16